Filed Pursuant to Rule 424(b)(3)
Registration No. 333-215272
COTTONWOOD COMMUNITIES, INC.
SUPPLEMENT NO. 12 DATED DECEMBER 4, 2020
TO THE PROSPECTUS DATED OCTOBER 15, 2019

This document supplements, and should be read in conjunction with, the prospectus of Cottonwood Communities, Inc. dated October 15, 2019, as supplemented by supplement no. 7 dated April 17, 2020, supplement no. 8 dated May 18, 2020, supplement no. 9 dated August 3, 2020, supplement no. 10 dated August 18, 2020, and supplement no. 11 dated November 17, 2020. As used herein, the terms “we,” “our” and “us” refer to Cottonwood Communities, Inc. and, as required by context, Cottonwood Communities O.P., LP, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

–updated risks related to an investment in us; and
–a preferred equity investment in a multifamily development project in Sacramento, California

Risk Factors

The following risk factor supplements the risk factors appearing in the prospectus.

We have invested in and may continue to invest in real estate-related equity, which is subordinate to any indebtedness, but involves different rights.

We have invested in and may continue to invest in non-controlling equity positions and other real estate-related interests. Preferred equity investments are subordinate to any indebtedness obtained by the entity, but senior to the owners’ common equity. These interests are not secured by the underlying real estate, but upon the occurrence of a default, the preferred equity provider has the right to effectuate a change of control in certain circumstances with respect to the ownership of the property. Preferred equity investments typically earn a preferred return rather than interest payments and often have the right for such preferred return to accrue if there is insufficient cash flow to pay currently. The preferred return provided as a term of our preferred equity investments is not a measure of our investment performance and is not indicative of distributions that we may provide to investors. It should not be relied on to predict an investor’s returns and is subject to the development and performance of the project for which the preferred equity is being provided. Furthermore, the preferred return is only a contractual preference on allocations, and is subordinate to any construction debt and senior preferred equity and there is no guarantee that it will be achieved or paid.

801 Riverfront Investment

On November 30, 2020, we made a $2,600,000 preferred equity investment (the “Riverfront Investment”) in an entity formed for the purpose of investing in the development of a multifamily apartment community in West Sacrament, California (the “Project”). A global real estate investment firm (the “Sponsor”) is the manager of the entity and contributed $16,800,000 in common equity. Affiliated companies of the Sponsor are responsible for the development of the Project and managing it upon completion. Under the terms of our agreement, we are committed to providing up to $15,100,000 in preferred equity, including the amounts already funded.

Pursuant to the terms of the agreement, the Riverfront Investment has a preferred return of 16% per annum. The Sponsor has the option to redeem our interest and we have a put option to sell our interest after specified periods and events designated in the agreement. The Riverfront Investment is senior to the common equity. Additional funding for the Project will come from a $55,400,000 construction loan and a $15,300,000 senior preferred equity investment. The total development cost is estimated to be $102,600,000.

The Project is located on 3.6 acres along Riverfront Street by the triple-A baseball stadium in the Bridge District of West Sacramento. It is less than one mile from the downtown business and entertainment district. The Project is expected to have 285 units with over 10,000 net rentable square feet of retail space facing the baseball stadium. The Project is expected to feature a large pool and sun deck, an indoor/outdoor fitness center, a dog run, private meeting rooms, and direct access to the River Walk and volleyball courts of the Bridge District in West Sacramento. The first units are scheduled for delivery in the fourth quarter of 2022.
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